May 27, 2025
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lulu Cheng, Sandra Hunter Berkheimer

Re:	Galaxy Digital Inc.
Registration Statement Filed on Form S-1, as amended
File No. 333-287604
Dear Ms. Cheng and Ms. Berkheimer:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Galaxy Digital Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time on May 29, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to the underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,
Goldman Sachs & Co. LLC
Jefferies LLC
Morgan Stanley & Co. LLC
As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director

JEFFERIES LLC

/s/ Michael Bauer
Name:	Michael Bauer
Title:	Managing Director

MORGAN STANLEY & CO. LLC
/s/ Daniel Croitoru
Name:	Daniel Croitoru
Title:	Vice President
[Signature Page to Underwriters’ Acceleration Request]